TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Chief Financial Officer
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER AND FIRST NINE-MONTH 2014 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2014 Third-Quarter and First Nine-Month Results Include:
·	Income of $737.4 million during third quarter and $2,093.5 million in first nine months
·	Free cash flow increase of $155.1 million from January to September 2014
·	Shipyard revenues increased 82.6 percent during nine months due to greater utilization of installed capacity
·	Maritime fleet utilization increased to 91.0 percent

(Mexico City, October 28, 2014) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the third quarter and first nine months of 2014.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “We have been taking actions to benefit from the market growth resulting from Mexico’s Energy Reform through strategic actions and a capitalization structure which will reduce the Company’s debt and improve its balance sheet. Additionally, we remain optimistic about a gradual market improvement over the remainder of 2014 and into 2015, and believe that in the long-term, our industry will continue to grow.  As such, the Company will make strategic investments in our fleet to create long-term value for our stockholders”.

THIRD-QUARTER AND FIRST NINE-MONTH 2014 OPERATING AND FINANCIAL RESULTS
Compared to the same period of last year, consolidated revenues in the 2014 third quarter and first nine months decreased 0.1 percent and 1.2 percent, respectively, mainly due to lower revenues at Ports and Terminals during the current quarter and lower income at Ports and Terminals during the first nine months of 2014.

Third-quarter 2014 consolidated operating profit was $84.7 million compared to $121.8 million in the same period of last year, mainly due to higher costs in the Maritime segment compared to last year.  In the 2014 nine-month period, consolidated operating profit was $271.1 million compared to $293.2 million in the same period 2013, mainly due to start-up costs associated with new liner cabotage service in the 2014 period.

In the first nine months of 2014, other income net was $276.8 million and included income of $237.0 million for the exchange of an asset contributed to a partnership the Company has with a strategic investor, in which it will hold a minority interest, $25.6 million for the sale of other assets and $14.4 million for the provisions cancellation. In the first nine months of 2013, other income net was $32.4 million and included $28.5 million in tax recoveries and $2.8 million of non-recurring income related to inventories adjustment.

Third-quarter 2014 consolidated EBITDA was $240.0 million compared to $268.1 million for the same period last year. In the 2014 nine-month period, consolidated EBITDA was $724.4 million compared to $733.5 million for the same period of 2013.

Maritime revenues grew $11.1 million in the 2014 third quarter compared to the same period last year mainly due to higher revenues in the offshore segment of $7.7 million, in product tankers of $7.2 million and in Shipyard of $7.0 million. These revenue improvements are attributable to increased utilization of the Company’s Maritime fleet, new contracts with higher average income, as well as new liner cabotage service revenues of $10.5 million compared to the third quarter of 2013. Maritime revenues were negatively impacted in the third quarter by lower chemical tankers income as a result of one less tanker in operation due to lower transported volume, as well as a lower number of harbor tug vessel calls at the Port of Manzanillo.

Maritime revenues grew $19.0 million in the first nine months of 2014 compared to the same period of 2013 mainly due to higher revenues in product tankers of 10.6 percent due to increased utilization, at harbor tugs of 8.5 percent due to increased calls in LNG service, in Shipyard of 82.6 percent due to new contracts with higher average income and maximum fleet utilization, as well as new liner cabotage service revenues of $26.4 million. Maritime revenues were negatively impacted in the 2014 first nine months by lower supplier vessel and chemical tanker revenues of 2.7 percent and 24.2 percent, respectively, compared to the same period of 2013.

Maritime operating profit decreased 18.3 percent to $121.3 million during the third quarter of 2014 from $148.5 million last year. For the first nine months of 2014 Maritime operating profit declined 7.2 percent to $371.8 million from $400.7 million during the same period last year mainly due to reduced revenues at offshore vessels and chemical tankers, as well as start-up costs associated with the new liner cabotage service in the current period.

Third-quarter 2014 Maritime EBITDA decreased 6.2 percent to $271.1 million compared to $289.1 million in the 2013 third quarter, while EBITDA margin declined to 41.0 percent in the 2014 third quarter compared to 45.0 percent same period of 2013. Nine-month 2014 Maritime EBITDA decreased 1.8 percent to $808.7 million compared to $823.3 million in the same period last year, while EBITDA margin was 45.0 percent in the 2014 and 2013 nine-month periods.

Ports and Terminals revenues decreased 23.5 percent in the 2014 third quarter compared to the same period of 2013, primarily attributable to lower revenues in the Automotive segment, as well as at the Tuxpan, Tampico and Acapulco operations, partially offset by an increase in cruise calls and the addition of a shipping line to the Mexican Pacific. Comparing the first nine months of 2014 to the same period of 2013, Ports and Terminals revenues decreased 21.0 percent due to lower revenues in the Automotive segment due to lower exports to Asia and South America.

Ports and Terminals operating profit decreased $7.3 million in the 2014 third quarter compared to the 2013 third quarter mainly attributable to the aforementioned reduced revenues. During the first nine months of 2014, Ports and Terminals operating profit decreased $2.2 million compared to the 2013 first nine months due to the reduced revenues as well as higher maintenance and repair costs, partially offset by increased revenues at Agencies.

Ports and Terminals EBITDA for the 2014 third quarter decreased to $3.9 million compared to $11.2 million in the 2013 third quarter. During the first nine months of 2014, Ports and Terminals EBITDA was $37.3 million compared to $39.7 million in the first nine months of 2013. EBITDA margin grew to 17.7 percent in the 2014 first nine months compared to 14.9 percent in the same period last year.

DEBT
As of September 30, 2014, TMM’s total net debt was $10,001.0 million. The Company has paid approximately $703.2 million of its Trust Certificates debt, including capital and interest, as of September 30, 2014. Of TMM’s total debt, only $523.9 million, or 4.9 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/13	As of 09/30/14
Mexican Trust Certificates (1)	$9,880.2	$9,730.4
Other Corporate Debt	1,010.4	964.1
Total Debt	$10,890.6	$10,694.5
Cash	895.0	693.5
Net Debt	$9,995.6	$10,001.0

*Book Value
(1) 20-year term, non- recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	September 30,	December 31,
	2014	2013

Current assets:
Cash and cash equivalents	693.5	895.0
Accounts receivable
Accounts receivable - Net	534.6	563.3
Other accounts receivable	172.7	170.5
Prepaid expenses and others current assets	172.9	138.8
Non-current assets held for sale	170.9	186.6
Total current assets	1,744.5	1,954.3
Property, machinery and equipment	11,666.1	12,232.2
Cumulative Depreciation	(3,594.4)	(3,269.6)
Property, machinery and equipment - Net	8,071.6	8,962.5
Other assets	1,042.6	314.1
Deferred taxes	1,101.8	948.4
Total assets	11,960.5	12,179.4

Current liabilities:
Bank loans and current maturities of long-term liabilities	523.9	636.6
Suppliers	291.6	241.9
Other accounts payable and accrued expenses	652.6	524.6
Liabilities directly associated with non-current assets held for sale	116.7	122.7
Total current liabilities	1,584.8	1,525.7
Long-term liabilities:
Bank loans	498.7	511.9
Trust certificates debt	9,671.8	9,742.1
Other long-term liabilities	203.4	198.6

Total long-term liabilities	10,374.0	10,452.6
Total liabilities	11,958.7	11,978.4

Total stockholders´ equity	1.8	201.0

Total liabilities and stockholders´ equity	11,960.5	12,179.4
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Ports and Terminals	58.5	76.6	210.5	266.4
Maritime	660.4	649.2	1,834.4	1,815.4
Corporate and others	18.5	12.7	48.5	37.9
Revenue from freight and services	737.4	738.4	2,093.5	2,119.7

Ports and Terminals	(54.6)	(65.4)	(173.2)	(226.7)
Maritime	(389.3)	(360.1)	(1,025.8)	(992.1)
Corporate and others	(18.8)	(13.5)	(49.1)	(38.4)
Cost of freight and services	(462.7)	(439.0)	(1,248.1)	(1,257.1)

Ports and Terminals	(3.7)	(3.7)	(10.8)	(11.0)
Maritime	(149.8)	(140.6)	(436.9)	(422.7)
Corporate and others	(1.8)	(2.1)	(5.6)	(6.6)
Depreciation and amortization	(155.3)	(146.4)	(453.3)	(440.3)

Corporate expenses	(51.7)	(57.0)	(160.9)	(161.5)
Ports and Terminals	0.3	7.5	26.5	28.7
Maritime	121.3	148.5	371.8	400.7
Corporate and others	(2.2)	(2.9)	(6.2)	(7.0)
Other (expenses) income - Net	254.0	25.6	276.8	32.4
Operating Income	321.7	121.8	508.0	293.2
Financial (expenses) income - Net	(204.1)	(227.5)	(633.8)	(688.3)
Exchange gain (loss) - Net	(22.7)	6.9	(25.2)	1.6
Net financial cost	(226.8)	(220.6)	(659.0)	(686.7)
Income (loss) before taxes	94.9	(98.8)	(151.0)	(393.5)
Provision for taxes	(2.7)	32.4	(8.7)	(3.9)

Net Income (loss) before discontinuing operations	92.2	(66.4)	(159.7)	(397.5)
Loss from discontinuing operations	(12.8)	(8.2)	(39.5)	(77.8)
Net Income (loss) for the period	79.4	(74.6)	(199.2)	(475.3)

Attributable to:
Minority interest	(1.0)	0.2	(1.8)	3.0
Equity holders of GTMM, S.A.B.	80.4	(74.8)	(197.5)	(478.3)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	0.8	(0.7)	(1.9)	(4.7)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	0.8	(0.7)	(1.9)	(4.7)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Cash flow from operation activities:
Net Income (loss) before discontinuing operations	92.2	(66.4)	(159.7)	(397.5)
Charges (credits) to income not affecting resources:
Depreciation & amortization	174.4	166.6	512.0	503.3
Other non-cash items	(44.3)	221.7	334.3	649.5
Total non-cash items	130.1	388.3	846.3	1,152.9
Changes in assets & liabilities	(15.3)	(0.6)	(78.7)	(113.6)
Total adjustments	114.8	387.7	767.5	1,039.3
Net cash provided by operating activities	207.0	321.3	607.9	641.8

Cash flow from investing activities:
Proceeds from sales of assets	17.8	44.1	96.2	55.8
Payments for purchases of assets	(21.1)	(7.0)	(65.1)	(21.2)
Net cash (used in) provided by investment activities	(3.3)	37.1	31.1	34.5

Cash flow provided by financing activities:
Short-term borrowings (net)	(19.0)	6.9	(15.6)	(0.3)
Repayment of long-term debt	(390.6)	(474.3)	(875.4)	(977.3)
Proceeds from issuance of long-term debt	47.0		47.0	3.4
Net cash used in financing activities	(362.5)	(467.4)	(844.0)	(974.2)
Exchange losses on cash	4.4	1.0	3.6	0.7
Net decrease in cash	(154.4)	(108.1)	(201.5)	(297.1)
Cash at beginning of period	847.9	900.0	895.0	1,089.0
Cash at end of period	693.5	791.9	693.5	791.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.